Mail Stop 4561

June 26, 2007

Daniel R. Fishback
President and Chief Executive Officer
DemandTec, Inc.
One Circle Star Way, Suite 200
San Carlos, California 94070

Re: DemandTec, Inc.
　　　　Registration Statement on Form S-1
　　　　Filed on May 24, 2007
　　　　File No. 333-143248

Dear Mr. Fishback:

　　　　We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please tell us whether the underwriters listed on the outside front cover page are lead or co-managing underwriters. Please see Item 501(b)(8) of Regulation S-K.

3. Please provide us with any graphics you intend to use. Inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations. This limited text should satisfy Rule 421(d) of Regulation C.

Prospectus Summary, page 1

4. Please provide support for your statements both here and in the business section that you are "the leading provider of consumer demand management software."

5. Also, provide support for the industry data you cite both here and in the business section for such statements as the following:

- retail trade represented approximately 23% of worldwide gross domestic product in 2005; and

- the CP industry generated revenue in the U.S. of more than $2 trillion.

6. Consider expanding your discussion of your customer relationships to explain that while DemandTec's customers consist of over 135 companies and retailers, substantially all of your revenues for the fiscal year 2007 were generated from approximately 30 retailer customers. Further, it may be useful for readers to understand at the outset the extent to which some of your products are intended for use by one or the other of these two customer groups and that the CP companies also sell their products to retailers.

7. We note your list of customers in both here and in the business section. Disclose the criteria you used in selecting the customers you identified by name. Is there a minimum dollar value of sales you made to the companies you list, for example? Confirm that all the customers listed by name are current customers.

8. It would appear that the relevant potential market for DemandTec would be the number of retailers and CP companies potentially requiring application software or the amount spent or expected to be spent by such companies on application software. Your summary, however, focuses on the size of the retail and CP markets. Please clarify whether DemandTec's potential market differs from the total retail and CP markets.

Risk Factors, page 9

9. Please ensure that you tailor the information provided in the risk factors to the facts and circumstances of your business and quantify information to the extent possible. For instance, you state on page 10 that you "experienced growth in recent periods" and that you

"substantially expanded [y]our overall business, headcount and operations in recent periods." Please revise to quantify the growth, including in terms of headcount, that you have experienced and specify over what periods such growth occurred. Similarly, also on page 10, disclose what portion of your revenues has been derived from sales to retail customers as opposed to CP customers. Please review your disclosures throughout this section to ensure that the information is specific and discussed in quantified terms.

We depend on a small number of customers, page 8

10. Please identify by name the customers on which you were dependent for 10% or more of your revenues in fiscal year 2007. We understand from disclosure elsewhere that Safeway accounted for 11.8% of your revenue in 2007.

Understanding and predicting consumer behavior is dependent upon the continued availability, page 9

11. Please expand to briefly describe the sources of relevant data on which you currently rely. It is unclear from the disclosure the extent of the risk of losing access to sources you have not identified. It appears from disclosure elsewhere in the prospectus that a major source of relevant data comes from your ability to deliver your product as a service, thereby allowing you to "capture and analyze the most recent POS data, [etc.,] in order to better understand the dynamic nature of consumer behavior." See page 47. To the extent you rely on sources other than your own for relevant data, this should be clarified.

We rely on two third-party service provides to host our software, page 11

12. Please identify the parties on which you are dependent for hosting your operations and for accessing the Internet and file any agreements with these parties as exhibits to the registration statement or tell us why you believe they need not be filed. See Item 601(b)(10) of Regulation S-K.

Special Note Regarding Forward-Looking Statements and Industry Data, page 20

13. We note your disclosure that your prospectus contains estimates and research relating to industry, market and competitive position data generated by you and obtained from industry and general publications and research, survey and studies conducted by third parties. You then state while you believe that each of these studies and publications is reliable, you disclose that the studies themselves do not guarantee the accuracy or completeness of such information, that you have not independently verified market and industry data from third-party sources and that your internal company research and market definitions have not been verified by any independent source. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your prospectus. As you know, such data included in your prospectus must be based on reasonable and sound assumptions.

Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

Use of Proceeds, page 21

14. We note your disclosure that, in addition to debt repayment, you intend to use the proceeds for "working capital and other general corporate purposes," including financing your growth, developing new software and funding capital expenditures as well as possible acquisitions. You further state that you cannot estimate the amount of the net proceeds from this offering to be used for any of these purposes. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. A discussion of the approximate amounts intended to be used for each purpose you list is appropriate. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

15. We note from your risk factor disclosure that the company is anticipating significant cost increases associated with its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of maintaining compliance with Section 404 is expected to be material, discuss the impact of compliance on results of operations and liquidity.

Critical Accounting Policies and Estimates, page 30

Stock-based Compensation, page 31

16. We have received your letter dated June 15, 2007 summarizing your stock option pricing. Please submit this letter as correspondence on EDGAR. Note that a significant focus of our comments regarding these issues is on the disclosure in your registration statement, which your letter does not address. To the extent that your letter does not include any of the other information that is requested in our comments, incorporate that information into your response. We will review your revised disclosures and any other information provided in your response together and issue further comments as appropriate.

17. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

18. Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist. In addition, please revise to disclose the following information related to issuances of equity instruments:

- Discuss the significant factors considered, assumptions, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity-related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and

- Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 33

19. Please supplement your discussion, particularly in the Results of Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. It appears for example that there are discernable trends relating to such matters as the growth in U.S. sales versus sales outside of the U.S., reliance on a few customers and costs associated with becoming a public company. In addition, we note that the company's revenues have risen significantly over the past few years and that you have experienced an increase in headcount in R&D. With regard to R&D, we note that the number of employees dramatically increased in fiscal 2007 from fiscal 2006 but only modestly from 2005 to 2006. Please discuss the driving forces contributing to these growth trends. How is the company's business strategy expected to impact these trends? Further, we note that two large non-U.S. customers, one of which is a British company, decided not to renew at the end of 2006. To the extent that you are facing particular challenges in the British or European markets, a discussion would be warranted. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

20. Please expand your disclosure to discuss the "off-shore contract development activities" referenced on page 35.

Liquidity and Capital Resources

Operating Activities, page 40

21. Please revise your disclosure in this section to discuss the underlying drivers of changes in your operating assets and liabilities. For example, this section should include a discussion of the relationship between the changes in accounts receivable and deferred revenue and the resulting impact on your operating cash flows. In addition, discuss here or elsewhere in your MD&A why one customer accounted for 70% of your accounts receivable as of February 28, 2007.

22. Please revise to provide a description of any loan covenants and disclose whether you are in compliance with such loan covenants as of the most recent fiscal period.

Business, page 44

23. It appears from Note 1 to the financial statements that you were dependent on two major customers in 2007, one of which was Safeway. Please expand to include a discussion of your dependence on these customers and identify them by name. See Item 101(c)(1)(vii) of Regulation S-K. To the extent you are substantially dependent on these customers please file any agreements you may have with them as exhibits to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

24. Please provide us with marked copies of all industry reports and data that you cite, such as the Food Marketing Institute, Capgemini, Accenture and Frost & Sullivan, and, for each report cited, disclose the date of the report and tell us whether the report is generally available to the public or was commissioned by you for your exclusive use. We note that you refer on page 44 to "an industry report" without citing the report. Please revise to identify the source for any industry data cited.

SaaS Operations, page 52

25. Please clarify whether the customer support services to which you refer are outsourced. If so, and to the extent material, provide a description of any outsourcing agreements.

Research and Development, page 54

26. We note your reference to the agreement with Sonata Services and your related discussion in the risk factors section. Please include in the business section a discussion of the material terms of your agreement with Sonata.

Competition, page 54

27. Tell us how you compare to your competitors in quantitative and/or qualitative terms and consider appropriate disclosure in this respect. For instance, you state that you compete favorably ostensibly on all of the bullet point items you listed as competitive factors on page 55. Please expand the discussion to give readers a better understanding of what your competitive strengths and weaknesses are and how you fare against such competitors as SAP AG and Oracle Corporation, for example. Given your disclosure throughout the prospectus that you are "the leading provider" in your industry niche, stating that you "compete favorably with [y]our competitors on the basis of these competitive factors" is not a meaningful discussion of your competitive position.

Intellectual Property, page 55

28. Please clarify the extent to which you depend on any of your patents for your current business operations. In this regard, we note your statement that you "may not receive competitive advantages from any rights granted under our existing patents." Please see Item 101(c)(1)(iv) of Regulation S-K.

Facilities, page 56

29. Please disclose the leasing terms of the headquarters and primary facilities to the extent material. Also, to the extent your leased facilities outside of the U.S., in the aggregate, constitute a material financial commitment, this should be discussed as well.

Management, page 57

30. Please be advised that we are continuing to examine your disclosure relating to executive compensation. We may have further comments as a result of our continued review.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

31. Please clarify for us how the fiscal 2007 proceeds and payments related to your line of credit reconcile to the corresponding balance sheet amounts of $0 and $3 million as of February 28, 2006 and 2007, respectively.

32. Please tell us why you have reconciled operating cash flows to net loss attributable to common shareholders. Refer to paragraph 28 of SFAS 95 that requires the use of "net income," or net loss in your case.

Notes to Consolidated Financial Statements

Note 1. Business Summary and Significant Accounting Policies

Revenue Recognition, page F-7

33. Please tell us more about your customers' ability to extend the terms of your arrangements under "pre-negotiated terms." Describe these terms to us and the circumstances under which customers may exercise these rights.

Stock-based Compensation Associated with Awards to Employees, page F-26

34. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- The amount and timing of expense recognition; and
- Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

    Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

35. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

36. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

37. As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the twelve months prior to the date of the most recent balance sheet included in the filing:

    - For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

    - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

38. We note that your disclosures on page F-26 refer to a third-party valuation consultant. Please name this consultant and include an expert's consent following Securities Act Rule 436(b) of Regulation C. Alternatively, you may remove the reference. Your disclosures on page F-15 regarding the third party valuation of intangibles are also subject to this rule.

TradePoint Solutions, Inc.

Uaudited Pro Forma Combined Consolidated Financial Information

Introductory Note, page F-50

39. Please revise your disclosures to describe more clearly the periods included and omitted with respect to Tradepoint's results of operations. In addition, tell us how you determined that your approach resulted in an appropriate presentation under Article 11 of Regulation S-X.

Recent Sales, page II-2

40. To the extent that you relied upon Section 4(2) for Item 1-3, please disclose whether the purchasers were accredited or sophisticated with access to information.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of 1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

You may contact David Edgar at 202-551-3459 or Mark Kronforst, Accounting Branch Chief, at 202-551-3451, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-463-5354
        Robert V. Gunderson, Jr., Esq.
        Craig M. Schmitz, Esq.
        Matthew C. Bonner, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP